UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Southland Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

84445C 100

(CUSIP Number)

Frankie “Frank” S. Renda

1100 Kubota Drive

Grapevine, Texas 76051

Tel: (817) 293-4263

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 22, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84445C 100

1	NAME OF REPORTING PERSON Frankie “Frank” S. Renda
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned By Reporting Person With	7	SOLE VOTING POWER 11,480,487 (1)
	8	SHARED VOTING POWER 12,843,949 (2)
	9	SOLE DISPOSITIVE POWER 11,480,487 (1)
	10	SHARED DISPOSITIVE POWER 12,843,949 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 24,324,436 (1) (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Represents 11,480,487 shares of common stock, par value $0.0001 per share (“Common Stock”), of Southland Holdings, Inc. (the “Company”) held directly by Mr. Renda.
(2)

Represents (i) 6,140,497 shares of Common Stock of the Company held by the Frank Renda 2015 Irrevocable Trust, (ii) 2,211,394 shares of Common Stock of the Company held by the Dominic Vincent Renda Trust, (iii) 2,211,394 shares of Common Stock of the Company held by the Madison Nicole Renda Trust, (iv) 2,211,394 shares of Common Stock of the Company held by the Santino Leonidas Renda Trust and (v) 69,270 shares of Common Stock of the Company held by the Reporting Person’s spouse. Mr. Renda may be deemed to have sole voting and/or dispositive power over the shares of Common Stock of the Company held by (a) the Frank Renda 2015 Irrevocable Trust, the Dominic Vincent Renda Trust, the Madison Nicole Renda Trust and the Santino Leonidas Renda Trust as Trustee of each such trust and (b) Mr. Renda’s spouse.

(3)	Based on 47,856,114 shares of Common Stock of the Company outstanding on May 10, 2023, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2023.

CUSIP No. 84445C 100

1	NAME OF REPORTING PERSON Frank Renda 2015 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned By Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,140,497 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,140,497 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 6,140,497 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents 6,140,497 shares of Common Stock of the Company held directly by the Frank Renda 2015 Irrevocable Trust.
(2)	Based on 47,856,114 shares of Common Stock of the Company outstanding on May 10, 2023, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2023.

Item 1.	Security and Issuer.

This Amendment No. 1 to the Schedule 13D filed on February 24, 2023 (the “Statement”) relates to shares of common stock, par value $0.0001 per share (“Common Stock”), of Southland Holdings, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 1100 Kubota Drive, Grapevine, Texas 76051.

Item 2.	Identity and Background.

(a) This Amendment No. 1 is filed jointly by Frankie “Frank” S. Renda and the Frank Renda 2015 Irrevocable Trust. Mr. Renda and the Frank Renda 2015 Irrevocable Trust are referred to herein collectively as the “Reporting Persons” and individually as a “Reporting Person.”

(b) The business address of each Reporting Person is 1100 Kubota Drive, Grapevine, Texas 76051.

(c) The present principal occupation of Mr. Renda is serving as President and Chief Executive Officer of the Company. The principal business of the Frank Renda 2015 Irrevocable Trust is to make and hold investments in securities and other assets.

(d) Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Renda is a United States citizen. The Frank Renda 2015 Irrevocable Trust is a trust.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 25, 2022, the Company (known prior to the Closing Date (as defined below) as Legato Merger Corp. II (“Legato II”)) entered into an Agreement and Plan of Merger, dated as of May 25, 2022 (the “Merger Agreement”), by and among the Company, Southland Holdings LLC, a Texas limited liability company (“Southland”), and Legato Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Legato II (“Merger Sub”).

On February 14, 2023 (the “Closing Date”), as contemplated by the Merger Agreement, Merger Sub merged with and into Southland, with Southland surviving as a wholly-owned subsidiary of the Company, and with the former members of Southland (“Southland Members) becoming securityholders of the Company (the “Merger”). The Merger and other transactions contemplated by the Merger Agreement are referred to collectively herein as the “Business Combination”, and the consummation of the Business Combination on the Closing Date is referred to herein as the “Closing”.

Pursuant to the Merger Agreement, at the Effective Time (as defined below), by virtue of the Merger and without any further action on the part of the parties to the Merger Agreement, each membership interest in Southland (“Southland Membership Interest”) (expressed as a percentage) issued and outstanding immediately before the effective time of the Merger (the “Effective Time”) was converted into and became the right to receive, among other things, (I) a number of shares of Common Stock of the Company (the “Per Membership Interest Merger Consideration”) equal to (a) (i) $343,000,000 divided by (ii) $10.15, multiplied by (b) such Southland Member’s percentage of all Southland Membership Interests issued and outstanding immediately prior to the Effective Time (i.e., 100%), and (II) the right to receive a number of shares of Common Stock of the Company (the “Earnout Merger Consideration”) equal to (a) (i) $105,000,000 divided by (ii) $10.15, multiplied by (b) such Southland Member’s percentage of all Southland Membership Interests issued and outstanding immediately prior to the Effective Time, upon the achievement of certain Adjusted EBITDA targets set forth in the Merger Agreement.

At Closing, the Company issued 33,793,111 shares of Common Stock of the Company to the Southland Members in exchange for their Southland Membership Interests as Per Membership Interest Merger Consideration (such shares of Common Stock, the “Merger Consideration Common Shares”). As Southland Members, (i) Mr. Renda was issued 9,972,896 Merger Consideration Common Shares, (ii) the Frank Renda 2015 Irrevocable Trust was issued 5,571,932 Merger Consideration Common Shares, (iii) the Dominic Vincent Renda Trust was issued 2,006,635 Merger Consideration Common Shares, (iv) the Madison Nicole Renda Trust was issued 2,006,635 Merger Consideration Common Shares, (v) the Santino Leonidas Renda Trust was issued 2,006,635 Merger Consideration Common Shares and (vi) Mr. Renda’s spouse was issued 62,856 Merger Consideration Common Shares.

On March 22, 2023, upon the final calculation of the Company’s audited financial statements for the year ended December 31, 2022, it was determined that the Southland Members were entitled to receive 3,448,283 shares of Common Stock of the Company as Earnout Merger Consideration (such shares of Common Stock, the “Earnout Merger Consideration Common Shares”) in respect of the achievement of the 2022 Base Target (as defined in the Merger Agreement). On April 27, 2023, as Southland Members, (i) Mr. Renda was issued 1,017,643 Earnout Merger Consideration Common Shares, (ii) the Frank Renda 2015 Irrevocable Trust was issued 568,565 Earnout Merger Consideration Common Shares, (iii) the Dominic Vincent Renda Trust was issued 204,759 Earnout Merger Consideration Common Shares, (iv) the Madison Nicole Renda Trust was issued 204,759 Earnout Merger Consideration Common Shares, (v) the Santino Leonidas Renda Trust was issued 204,759 Earnout Merger Consideration Common Shares and (vi) Mr. Renda’s spouse was issued 6,414 Earnout Merger Consideration Common Shares. Mr. Renda may be deemed to have sole voting and/or dispositive power over the shares of Common Stock of the Company held by (a) the Frank Renda 2015 Irrevocable Trust, the Dominic Vincent Renda Trust, the Madison Nicole Renda Trust and the Santino Leonidas Renda Trust as Trustee of each such trust and (b) Mr. Renda’s spouse. The description of the Merger Agreement contained in this Amendment No. 1 does not purport to be complete and is qualified in its entirety by the text of the Merger Agreement, which is filed as Exhibit 1 to this Amendment No. 1 and is incorporated by reference herein.

Additionally, on the Closing Date, certain stockholders of Legato II (the “Legato Insiders”) entered into a letter agreement (the “Letter Agreement) with certain Southland Members (the “Recipients”). Pursuant to the Letter Agreement, the Legato Insiders agreed that, upon consummation of the transactions contemplated by the Merger Agreement (the “Transactions”), they would transfer to the Recipients an aggregate of 765,544 shares of Common Stock of the Company. In consideration of the foregoing, the Recipients agreed, in both their capacities as members of Southland and as officers and/or managers of Southland, to use their best efforts to cause Southland to close the Transactions. As a Recipient, Mr. Renda received 489,948 shares of Common Stock of the Company. The description of the Letter Agreement contained in this Amendment No. 1 does not purport to be complete and is qualified in its entirety by the text of the Letter Agreement, which is filed as Exhibit 2 to this Amendment No. 1 and is incorporated by reference herein.

Item 4.	Purpose of Transaction.

The securities covered by this Amendment No. 1 were acquired for investment purposes.

Mr. Renda currently serves as (i) a Class III Director of the Company and (ii) President and Chief Executive Officer of the Company. As a director and officer of the Company, Mr. Renda may have influence over the corporate activities of the Company, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons retain the right to change their investment intent and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by the Reporting Persons, in any manner permitted by law.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The aggregate number and percentage of the outstanding shares of Common Stock of the Company beneficially owned by Mr. Renda are as follows:

Aggregate amount beneficially owned:	24,324,436	(1) (2)
Percent of class:	50.8%	(3)
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	11,480,487	(1)
Shared power to vote or direct the vote:	12,843,949	(2)
Sole power to dispose or direct the disposition of:	11,480,487	(1)
Shared power to dispose or direct the disposition of:	12,843,949	(2)

(1)	Represents 11,480,487 shares of Common Stock of the Company held directly by Mr. Renda.
(2)	Represents (i) 6,140,497 shares of Common Stock of the Company held by the Frank Renda 2015 Irrevocable Trust, (ii) 2,211,394 shares of Common Stock of the Company held by the Dominic Vincent Renda Trust, (iii) 2,211,394 shares of Common Stock of the Company held by the Madison Nicole Renda Trust, (iv) 2,211,394 shares of Common Stock of the Company held by the Santino Leonidas Renda Trust and (v) 69,270 shares of Common Stock of the Company held by the Reporting Person’s spouse. Mr. Renda may be deemed to have sole voting and/or dispositive power over the shares of Common Stock of the Company held by (a) the Frank Renda 2015 Irrevocable Trust, the Dominic Vincent Renda Trust, the Madison Nicole Renda Trust and the Santino Leonidas Renda Trust as Trustee of each such trust and (b) Mr. Renda’s spouse.
(3)	Based on 47,856,114 shares of Common Stock of the Company outstanding on May 10, 2023, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2023.

The aggregate number and percentage of the outstanding shares of Common Stock of the Company beneficially owned by the Frank Renda 2015 Irrevocable Trust are as follows:

Aggregate amount beneficially owned:	6,140,497	(1)
Percent of class:	12.8%	(2)
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	6,140,497	(1)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	6,140,497	(1)

(1)	Represents 6,140,497 shares of Common Stock of the Company held directly by the Frank Renda 2015 Irrevocable Trust.
(2)	Based on 47,856,114 shares of Common Stock of the Company outstanding on May 10, 2023, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2023.

(c) As disclosed in Item 3 of this Amendment No. 1, on March 22, 2023, upon the final calculation of the Company’s audited financial statements for the year ended December 31, 2022, it was determined that the Southland Members were entitled to receive 3,448,283 Earnout Merger Consideration Common Shares in respect of the achievement of the 2022 Base Target (as defined in the Merger Agreement) based on a price of $10.15 per share. On April 27, 2023, as Southland Members, (i) Mr. Renda was issued 1,017,643 Earnout Merger Consideration Common Shares, (ii) the Frank Renda 2015 Irrevocable Trust was issued 568,565 Earnout Merger Consideration Common Shares, (iii) the Dominic Vincent Renda Trust was issued 204,759 Earnout Merger Consideration Common Shares, (iv) the Madison Nicole Renda Trust was issued 204,759 Earnout Merger Consideration Common Shares, (v) the Santino Leonidas Renda Trust was issued 204,759 Earnout Merger Consideration Common Shares and (vi) Mr. Renda’s spouse was issued 6,414 Earnout Merger Consideration Common Shares. Mr. Renda may be deemed to have sole voting and/or dispositive power over the shares of Common Stock of the Company held by (a) the Frank Renda 2015 Irrevocable Trust, the Dominic Vincent Renda Trust, the Madison Nicole Renda Trust and the Santino Leonidas Renda Trust as Trustee of each such trust and (b) Mr. Renda’s spouse.

(d) Members of Mr. Renda’s immediate family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company held by the Frank Renda 2015 Irrevocable Trust, the Dominic Vincent Renda Trust, the Madison Nicole Renda Trust, the Santino Leonidas Renda Trust and Mr. Renda’s spouse.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) with respect to the joint filing of the Statement and any amendment or amendments thereto. The description of the Joint Filing Agreement contained in this Amendment No. 1 does not purport to be complete and is qualified in its entirety by the text of the Joint Filing Agreement, which is filed as Exhibit 3 to this Amendment No. 1 and is incorporated by reference herein.

As disclosed in Item 3 of this Amendment No. 1, on May 25, 2022, the Company (known prior to the Closing Date as Legato II) entered into the Merger Agreement, by and among the Company, Southland, and Merger Sub. At Closing, the Company issued 33,793,111 Merger Consideration Common Shares to the Southland Members in exchange for their Southland Membership Interests based on a price of $10.15 per share. As Southland Members, (i) Mr. Renda was issued 9,972,896 Merger Consideration Common Shares, (ii) the Frank Renda 2015 Irrevocable Trust was issued 5,571,932 Merger Consideration Common Shares, (iii) the Dominic Vincent Renda Trust was issued 2,006,635 Merger Consideration Common Shares, (iv) the Madison Nicole Renda Trust was issued 2,006,635 Merger Consideration Common Shares, (v) the Santino Leonidas Renda Trust was issued 2,006,635 Merger Consideration Common Shares and (vi) Mr. Renda’s spouse was issued 62,856 Merger Consideration Common Shares.

Pursuant to the Merger Agreement, the Southland Members, including the Reporting Persons, also have the right to receive the Earnout Merger Consideration upon the achievement of certain Adjusted EBITDA targets set forth in the Merger Agreement. Also as disclosed in Item 3 of this Amendment No. 1, on March 22, 2023, upon the final calculation of the Company’s audited financial statements for the year ended December 31, 2022, it was determined that the Southland Members were entitled to receive 3,448,283 Earnout Merger Consideration Common Shares in respect of the achievement of the 2022 Base Target (as defined in the Merger Agreement) based on a price of $10.15 per share. On April 27, 2023, as Southland Members, (i) Mr. Renda was issued 1,017,643 Earnout Merger Consideration Common Shares, (ii) the Frank Renda 2015 Irrevocable Trust was issued 568,565 Earnout Merger Consideration Common Shares, (iii) the Dominic Vincent Renda Trust was issued 204,759 Earnout Merger Consideration Common Shares, (iv) the Madison Nicole Renda Trust was issued 204,759 Earnout Merger Consideration Common Shares, (v) the Santino Leonidas Renda Trust was issued 204,759 Earnout Merger Consideration Common Shares and (vi) Mr. Renda’s spouse was issued 6,414 Earnout Merger Consideration Common Shares. Mr. Renda may be deemed to have sole voting and/or dispositive power over the shares of Common Stock of the Company held by (a) the Frank Renda 2015 Irrevocable Trust, the Dominic Vincent Renda Trust, the Madison Nicole Renda Trust and the Santino Leonidas Renda Trust as Trustee of each such trust and (b) Mr. Renda’s spouse. The description of the Merger Agreement contained in this Amendment No. 1 does not purport to be complete and is qualified in its entirety by the text of the Merger Agreement, which is filed as Exhibit 1 to this Amendment No. 1 and is incorporated by reference herein.

Also as disclosed in Item 3 of this Amendment No. 1, on the Closing Date, the Legato Insiders entered into the Letter Agreement with the Recipients. Pursuant to the Letter Agreement, the Legato Insiders agreed that, upon consummation of the Transactions, they would transfer to the Recipients an aggregate of 765,544 shares of Common Stock of the Company In consideration of the foregoing, the Recipients agreed, in both their capacities as members of Southland and as officers and/or managers of Southland, to use their best efforts to cause Southland to close the Transactions. As a Recipient, Mr. Renda received 489,948 shares of Common Stock of the Company. The description of the Letter Agreement contained in this Amendment No. 1 does not purport to be complete and is qualified in its entirety by the text of the Letter Agreement, which is filed as Exhibit 2 to this Amendment No. 1 and is incorporated by reference herein.

Concurrently with the execution of the Merger Agreement, each of the Southland Members entered into an agreement (“Lock-Up Agreement”) not to transfer the Merger Consideration Common Shares received by such Southland Member pursuant to the Merger Agreement until six (6) months from the Closing, subject to certain exceptions. The Lock-Up Agreement shall not apply to any shares of Common Stock received by the Southland Members as Earnout Merger Consideration pursuant to the terms of the Merger Agreement. The description of the Lock-Up Agreement contained in this Amendment No. 1 does not purport to be complete and is qualified in its entirety by the text of the Lock-Up Agreement, the form of which is filed as Exhibit 4 to this Amendment No. 1 and is incorporated by reference herein.

In connection with the Business Combination, on the Closing Date, that certain Registration Rights Agreement, dated November 22, 2021, was amended and restated and the Company, certain Southland Members, the Company’s stockholders prior to its initial public offering (the “Initial Stockholders”), including each of Legato II’s officers and directors, and EarlyBirdCapital, Inc. (“EBC”) entered into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”). Pursuant to the Amended and Restated Registration Rights Agreement, among other things, the Company would, within 45 days after the Closing Date, file a registration statement on Form S-1 (the “Resale Registration Statement”) to register for resale under the Securities Act the shares of Common Stock issued or issuable in connection with the Merger, the shares of Common Stock held by the Initial Stockholders or issuable upon the exercise of the Company’s warrants, each whole warrant to purchase one share of Common Stock for $11.50 per share, held by the Initial Stockholders (or their transferees) as of immediately after the Closing Date, and the shares of Common Stock and units issued to EBC (and its designees) in connection with the Company’s initial public offering. On March 31, 2023, the Company filed the Resale Registration Statement with the Securities and Exchange Commission, which was declared effective on May 15, 2023 (File No. 333-271057). The material terms of the Amended and Restated Registration Rights Agreement are described in the definitive proxy statement/prospectus for the Business Combination, filed by Legato II on February 1, 2023 in the section entitled “Proposal No. 1 - The Business Combination Proposal - The Merger Agreement - Related Agreements”. The description of the Amended and Restated Registration Rights Agreement contained in this Amendment No. 1 does not purport to be complete and is qualified in its entirety by the text of the Amended and Restated Registration Rights Agreement, which is filed as Exhibit 5 to this Amendment No. 1 and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
1	Agreement and Plan of Merger, dated as of May 25, 2022, by and among Legato II, Merger Sub, and Southland (incorporated by reference to Exhibit 2.1 to Legato II’s Current Report on Form 8-K filed with the SEC on May 25, 2022).
2	Letter Agreement (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed with the SEC on February 14, 2023).
3	Joint Filing Agreement, dated as of February 23, 2023 by and between the Reporting Persons (incorporated by reference to Exhibit 3 to the Reporting Persons’ Schedule 13D filed with the SEC on February 24, 2023).
4	Form of Lock-Up Agreement, dated as of May 25, 2022, by and between Legato II and certain Southland Members (incorporated by reference to Exhibit 10.1 to Legato II’s Current Report on Form 8-K filed on May 25, 2022).
5	Amended and Restated Registration Rights Agreement, dated as of February 14, 2023, by and between the Company, certain Southland Members, the Initial Stockholders and EBC (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on February 14, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2023

/s/ Frankie “Frank” S. Renda
Frankie “Frank” S. Renda

/s/ Frankie “Frank” S. Renda
Frankie “Frank” S. Renda, as Trustee of the Frank Renda 2015 Irrevocable Trust